Exhibit 4.21

English Summary Translation of Building and Tenancy Lease Agreement, dated June 14, 2023, by and between MAY A.B. NADLAN LTD (“MAY”), Migdal Group Insurance & Finance Migdal Makefet Pension Funds and Provident Funds Ltd, PEL-HAMAGEN HOUSE LTD (sides 2-4: “Migdal”), and AudioCodes Ltd.

(Summary of a Document Originally in Hebrew)

Building and Tenancy Lease Agreement, dated June 14, 2023 (the “Lease Agreement”), by and between MAY A.B. NADLAN LTD, Migdal Group Insurance & Finance Migdal Makefet Pension Funds and Provident Funds Ltd, PEL-HAMAGEN HOUSE LTD. (“Lessor”), and AudioCodes Ltd. (“AudioCodes”).

Agreement regarding the building and lease of a storage facility for AudioCodes in Or Yehuda, Israel.

Leased Property: Main premises consists of approximately 989 square meters (the “Main Premises”) and additional space consisting of approximately 129 square meters (the “Additional Premises”), as well as an additional eight marked parking spaces (the “Marked Parking Spaces”, and together with the Main Premises and the Additional Premises, the “Leased Premises”).

Commencement and Lease Period: Upon completion and delivery of the building according to Plans (as contemplated by the Lease Agreement), from the date of delivery, for the Lease Term (as defined below). AudioCodes has the option to extend the Lease Agreement for one additional period of 48 months (with nine months’ notice). The extension period for the Additional Premises is 48 months. AudioCodes also has the option to extend the Lease Agreement for three more periods consisting of 24 months per period (with six months' notice) (the “Option Period”).

Payments; Price: For the Main Premises, the price consists of 58 NIS per square meter per calendar month (plus VAT). The price for the Marked Parking Spaces consists of 550 NIS (plus VAT) per space in the parking area. AudioCodes will be exempt from the obligation to pay rent only from the delivery day of the Leased Premises until November 30, 2023.

All the above prices exclude all taxes, including VAT, and are linked thereafter to changes in the Israeli Consumer Price Index as of April 2023 (plus VAT).

Additional Payments: The Building Management Company shall be paid 14 NIS per square meter and 84 NIS per Marked Parking Space per calendar month, linked to changes in the Israeli Consumer Price Index as of March 2023 (plus VAT).

Rent Increases: A rent increase may occur at the time of exercise of each of the Option Periods. There is a maximum increase of 3% for the additional space per each Option Period and 5% for the Main Premises and Marked Parking Spaces.

Term: 72 months (the “Lease Term”). AudioCodes doesn't have the option to terminate the Lease Agreement prior to the expiration of such term.

Restrictions on Use: AudioCodes is permitted to conduct its business and use the Leased Premises for storage and/or for any use permitted by law, the urban building scheme, and the building permit.

Planning and Executing of Final Works: AudioCodes will prepare the interior design of the Leased Premises at its own expense, subject to the approval of the Lessor. The plans will be approved by the Lessor, including corrections, no later than 14 days from the date of submission of finishing works by AudioCodes. AudioCodes will be entitled to start the final works from the rental start date and undertakes to terminate them no later than October 15, 2023. AudioCodes is not allowed to conduct any construction works that requires an additional building permit or changing any existing permit. AudioCodes undertakes to deliver an independent bank guarantee from a contractor on its behalf (the “Bank Guarantee”). The Bank Guarantee will be valid for the entire period of the final works and 14 days thereafter. The amount of the Bank Guarantee will be 50,000 NIS (plus VAT).

Occupancy of the Rented Property: AudioCodes must deliver notice to the Lessor seven days before occupancy of the rented property commences. Occupancy is contingent on presentation of all required permits.

Security Deposit: AudioCodes is required to provide the Lessor with the Bank Guarantee in the amount equivalent to four months’ of rent plus management fees (plus VAT) linked to changes in the Israeli Consumer Price Index as of April 2023 (plus VAT).

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